BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2005 and 2004

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

1.1

Date

This Management Discussion and Analysis (“MD&A”) of AssistGlobal Technologies Corp (now Bassett Ventures Inc.) (the “Company”) has been prepared by management as of November 29, 2005 and should be read in conjunction with the unaudited financial statements and related notes thereto of the Company for the nine month period ended September 30, 2005 and 2004 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company through its wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the period, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

History and Overview

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  The Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

November 18, 1987.  The Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996.  The Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.  The Company changed its name from “AssistGlobal Technologies Corp.” to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company’s common shares had been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) since September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGNIF”.  Effective January 30, 1998, the Company’s common shares commenced trading on the Berlin Stock Exchange having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company had traded on the OTCBB Market under the trading symbol “AGBTF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “AGBT.U”.  Effective August 30, 2004, the Company’s common shares had been listed on the Frankfurt Stock Exchange (“FWB”), an international trading centre, under the symbol “IGN1”. The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “BAVI.U”.

The Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust. On April 1, 2001, the Company ceased operations because there was too much competition in the internet casinos market. The Company explored other alternatives, including the divestiture of the casino software and other related components of the Company.  Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”), with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

During the period, the Company had suspended its operations and wrote-off its subsidiary and all of its assets.

During the period, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

1.3

Selected Annual Information

December 31,	Total Assets	Total Long-Term Financial Liabilities	Total Revenues	Gross Profit	Income (Loss)	Income (Loss) per share
2004	$313,938	$55,652	$690,403	$201,074	$(718,439)	$(0.04)
2003	268,531	57,845	651,290	173,123	(528,432)	(0.04)
2002	158,980	50,000	495,322	145,062	(138,206)	(0.01)

The Company did not declare any cash dividends during the years ended 2002, 2003 and 2004.

1.4

Results of Operations

The Company recorded a net loss for the period ended September 30, 2005 of $184,260 or $0.03 per share as compared to a net loss of $521,463 or $0.03 per share for the same period in 2004, a decrease in net loss by $337,203. The decrease in loss was attributable to a decrease in general and administrative expenses by $471,183 offset by a gain from discontinued operations of $103,822.

The over-all decrease in general and administrative expenses by $471,183 was due to the company applying responsible financial restraints wherever possible.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Income (Loss)	Income (Loss) per share
September 30, 2005	$ -	$ -	$(80,424)	$(0.03)
June 30, 2005	164,667	(54,356)	(152,059)	(0.01)
March 31, 2005	254,958	151,773	(45,140)	(0.00)
December 31, 2004	142,659	66,298	(196,976)	(0.02)
September 30, 2004	173,021	44,350	(241,683)	(0.01)
June 30, 2004	175,744	(47,540)	(100,574)	(0.01)
March 31, 2004	198,979	137,966	(179,206)	(0.01)
December 31, 2003	336,677	60,634	(165,995)	(0.01)
September 30, 2003	37,636	9,042	(102,718)	(0.01)

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

1.6/1.7

Liquidity and Capital Resources

The Company reported a working capital deficiency of $271,687 at September 30, 2005 compared to a working capital deficiency of $198,593 at December 31, 2004, representing a decrease in working capital by $73,094. As at September 30, 2005, the Company had a bank indebtedness of $43 compared to  cash on hand of $15,819 at December 31, 2004.

The Company utilized cash flows for operations of $126,182 for the nine months ended September 30, 2005, utilized $4,294 for the purchase of equipment and for leasehold improvements and received $20,500 from share subscriptions.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the period, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The Company has proposed to undertake, subject to regulatory approval, a non-brokered private placement of up to 5,000,000 shares at a price of $0.10 per unit for total gross proceeds of up to $500,000. A commission of 7% may be payable on a portion of the private placement. Shares subscriptions of $20,500 were received in connection with this financing. Proceeds from this private placement will be used for working capital purposes.

Financing is also potentially available through the exercise of outstanding 414,000 stock options (11,500 at $1.20 per share, 125,000 at $1.56 per share, 37,500 at $1.32 per share and 237,500 at $1.56 per share) which expire between January 25, 2007 to August 25, 2009 and through the exercise of 420,000 outstanding share purchase warrants at a price of US$0.45 per share which expire September 17, 2005. However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements after the financing mentioned above is completed for any material business acquisition and will therefore be required to raise additional funds.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of searching for suitable acquisitions, but has not yet identified any.  The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective August 1, 2003, the Company entered into a Management Services Agreement (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company partially-owned by Peeyush Varshney, an officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney is a director of both the Company and VCC.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, VCC has agreed to reduce its management fees to $2,500 per month.

During the period, the Company paid or accrued $37,500 in management fees to VCC pursuant to the VCC Agreement.

(2)

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the “SNJ Agreement”) with SNJ Capital Ltd. (“SNJ”), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, SNJ has agreed to reduce its management fees to $2,500 per month.

During the period, the Company paid or accrued $37,500 in consulting fees to SNJ pursuant to the SNJ Agreement.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

(3)

As at September 30, 2005, $114,230 was due to companies controlled by/or with common directors of the Company.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

The Company proposed to undertake, subject to regulatory approval, a non-brokered private placement of up to 5,000,000 shares at a price of $0.10 per unit for total gross proceeds of up to $500,000.  A commission of 7% may be payable on a portion of the private placement.

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

1.14

Financial Instruments and Other Instruments

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; bank indebtedness; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

1.15

Other MD&A Requirements

(a)

Authorized

           Unlimited common shares without nominal or par value

(b)

Issued and fully paid

(c)

Stock options

	Number of Shares	Stated value
Balance at December 31, 2003	16,003,343	$ 553,180

Stock Options	1,000,000	423,823
Issue of common shares for cash	420,000	137,393
Share issuance costs	-	(9,793)
Shares issued for services	200,000	28,000
Balance at December 31, 2004	17,623,343	1,132,603
Share consolidation 4:1	(13,217,508)	-
Shares returned to treasury (Note 4)	(1,688,992)	(168,899)
Balance, September 30, 2005	2,716,843	$ 963,704

Outstanding options at September 30, 2005:

Exercise price	Number outstanding at September 30, 2005	Expiry date
$ 1.20	11,500	January 25, 2007
$ 1.56 ($1.20 USD)	125,000	December 9, 2008
$ 1.32 ($1.20 USD)	37,500	January 16, 2009
$ 1.56 ($0.60 USD)	237,5000	August 25, 2009
	414,000

(d)

Warrants

Warrants outstanding at September 30, 2005:

Number of shares	Exercise price	Expiry date
420,000	(USD) $0.45	September 17, 2005

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

Nine months ended September 30, 2005 and 2004

(Unaudited – Prepared by Management)

Additional disclosures pertaining to the Company’s annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company’s shareholders as opportunities for Bassett Ventures Inc. progress.

On behalf of the Board of Directors,

“Sokhie Puar”

Sokhie Puar

Director

November 29, 2005